UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Quarter ended June 30, 2007
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore — 560035, Karnataka, India
+91-80-2844-0011
(Address of principal executive offices)
Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
     Not applicable.

Currency of Presentation and Certain Defined Terms
In this Quarterly Report references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of the United Kingdom, references to “€”or “Euro” are to the legal currency of the European Union, and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or “the Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is our registered trademark in the United States and India. All other trademarks or trade names used in this Quarterly Report on Form 6K are the property of the respective owners.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 29, 2007, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 40.58 per $1.00. No representation is made that the Indian rupees amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Quarterly Report.
Forward-Looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS” AND ELSEWHERE IN THIS REPORT AS WELL AS THE SECTIONS ENTITLED “RISK FACTORS” IN OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2007. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I – FINANCIAL INFORMATION
     Item 1. Financial Statements
WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of June 30,				As of March 31,
	2006		2007	2007	2007
				Convenience
				translation into
				US$
	(Unaudited)		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	4,347	18,020	$444	Rs.	12,412
Restricted Cash (Note 16)		—	—	—		7,238
Investments in liquid and short-term mutual funds (Note 8)		35,966	25,630	632		32,410
Accounts receivable, net of allowances (Note 5)		21,602	27,911	688		28,083
Costs and earnings in excess of billings on contracts in progress		5,351	6,090	150		5,096
Inventories (Note 6)		2,307	4,426	109		4,150
Deferred income taxes		197	428	11		382
Other current assets (Note 7)		9,838	11,991	295		11,479

Total current assets		79,608	94,496	2,329		101,251
Property, plant and equipment, net (Note 9)		19,365	28,083	692		26,541
Investments in affiliates (Note 13)		1,108	1,295	32		1,242
Investment securities		13	357	9		357
Deferred income taxes		113	63	2		49
Purchase price pending allocation		1,150	—	—		—
Intangible assets, net (Note 10)		2,248	2,495	61		2,671
Goodwill (Note 3,10)		10,294	12,348	304		12,698
Other assets (Note 7)		1,343	3,050	75		1,959

Total assets	Rs.	115,242	142,187	$3,504	Rs.	146,767

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 15)	Rs.	726	730	$18	Rs.	2,893
Current portion of long-term debt		—	436	11		328
Accounts payable		6,958	9,363	231		10,202
Accrued expenses		5,209	4,735	117		5,139
Accrued employee costs		4,548	5,368	132		5,187
Advances from customers		1,111	1,431	35		1,315
Billings in excess of costs and earnings on contracts in progress		538	1,209	30		1,818
Other current liabilities (Note 11)		8,786	7,438	183		16,623

Total current liabilities		27,876	30,710	757		43,505
Long-term debt, excluding current portion		—	286	7		560
Deferred income taxes		226	593	15		464
Other liabilities		480	1,991	49		770

Total liabilities		28,582	33,580	828		45,299

Minority interest		—	54	1		—

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,458,999,650, 1,431,992,871 and 1,459,113,115 shares as of March 31, 2007, June 30, 2006 and 2007 (Note 16)		2,864	2,918	72		2,918
Additional paid-in capital (Note 21)		16,374	24,860	613		24,508
Accumulated other comprehensive income (Note 14)		119	(277)	(7)		94
Retained earnings (Note 17)		67,303	81,052	1,997		73,948
Equity shares held by a controlled Trust: 7,961,760, 7,869,060 and 7,961,760 shares as of March 31, 2007, June 30, 2006 and 2007 (Note 21)		(0)	(0)	(0)		(0)

Total stockholders’ equity		86,660	108,553	2,675		101,468

Total liabilities and stockholders’ equity	Rs.	115,242	142,187	$3,504	Rs.	146,767

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended June 30,
	2006		2007		2007
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
Revenues:

Global IT Services and Products
IT Services	Rs.	22,414	Rs.	27,460	$677
BPO Services		2,099		2,570	63
India and AsiaPac IT Services and Products
Services		1,608		2,486	61
Products		2,748		4,088	101
Consumer Care and Lighting		1,650		2,221	55
Others		793		3,007	74

Total		31,312		41,832	1,031

Cost of revenues:
Global IT Services and Products
IT Services		14,617		18,288	451
BPO Services		1,493		1,652	41
India and AsiaPac IT Services and Product
Services		891		1,515	37
Products		2,488		3,565	88
Consumer Care and Lighting		1,056		1,472	36
Others		635		2,604	64

Total		21,182		29,096	717

Gross profit		10,131		12,737	314
Operating expenses:
Selling and marketing expenses		(2,036)		(2,761)	(68)
General and administrative expenses		(1,478)		(2,060)	(51)
Research and development expenses		(57)		(173)	(4)
Amortization of intangible assets (Note 10)		(54)		(105)	(3)
Foreign exchange losses, net		(19)		(852)	(21)
Others, net		23		80	2

Operating income		6,509		6,865	169
Other income, net (Note 18)		508		991	24
Equity in earnings of affiliates (Note 13)		65		87	2

Income before income taxes, minority interest and cumulative effect of change in accounting principle		7,082		7,943	196
Income taxes (Note 20)		(979)		(839)	(21)
Minority interest		—		—	—

Income before cumulative effect of change in accounting principle		6,103		7,105	175
Cumulative effect of change in accounting principle (Note 2)		39		—	—

Net income	Rs.	6,142	Rs.	7,105	$175

Earnings per equity share: (Note 22)
Basic
Income before cumulative effect of change in accounting principle		4.30		4.90	0.12
Cumulative effect of change in accounting principle		0.03		—	—
Net income		4.33		4.90	0.12
Diluted
Income before cumulative effect of change in accounting principle		4.25		4.87	0.12
Cumulative effect of change in accounting principle		0.03		—	—
Net income		4.28		4.87	0.12
Weighted average number of equity shares used in computing earnings per equity share:
Basic		1,419,404,399		1,449,892,856
Diluted		1,436,644,785		1,457,885,337
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

										Accumulated
				Additional						Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Deferred stock		Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Compensation		Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2006	1,425,754,267	Rs.	2,852	Rs.	16,521	Rs.	(2,202)			Rs.	434	Rs.	61,161	(7,869,060)	Rs.	(0)	Rs.	78,764

Elimination of deferred stock compensation balance on adoption of SFAS No. 123 (R) (unaudited)	—		—		(2,202)		2,202		—		—		—	—		—		—
Cumulative effect of change in accounting policy (unaudited)	—		—		(39)		—		—		—		—	—		—		(39)
Issuance of equity shares on exercise of options (unaudited)	6,238,604		12		1,897		—				—		—	—		—		1,909
Compensation cost related to employee stock incentive plan (unaudited) (Note 2)	—		—		199		—				—		—	—		—		199
Comprehensive income
Net income (unaudited)	—		—		—		—	Rs.	6,142		—		6,142	—		—		6,142
Other comprehensive income / (loss)
Translation adjustments (unaudited)	—		—		—		—		60		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (net of tax effect of Rs. 21.50) (unaudited)	—		—		—		—		40		—		—	—		—		—
Unrealized gain/(loss) on cash flow hedging derivatives, net (unaudited)	—		—		—		—		(415)		—		—	—		—		—

Total other comprehensive income / (loss) (unaudited)	—		—		—		—		(315)		(315)		—	—		—		(315)

Comprehensive income (unaudited)								Rs.	5,827

Balance as of June 30, 2006 (unaudited)	1,431,992,871	Rs.	2,864	Rs.	16,374	Rs.	—			Rs.	119	Rs.	67,303	(7,869,060)	Rs.	(0)	Rs.	86,660

								Accumulated
				Additional				Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Comprehensive		Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2007	1,458,999,650	Rs.	2,918	Rs.	24,508			Rs.	94	Rs.	73,948	(7,961,760)	Rs.	(0)	Rs.	101,468

Issuance of equity shares on exercise of options (unaudited)	113,465		0		39				—		—	—		—		39
Compensation cost related to employee stock incentive plan (unaudited) (Note 2)	—		—		312				—		—	—		—		312
Comprehensive income
Net income (unaudited)	—		—		—	Rs.	7,105		—		7,105	—		—		7,105
Other comprehensive income / (loss)
Translation adjustments (unaudited)	—		—		—		(585)		—		—	—		—		—
Unrecognized actuarial loss (net of tax effect of Rs. (0.06)) (unaudited)	—		—		—		4		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (net of tax effect of Rs. 34) (unaudited)	—		—		—		(67)		—		—	—		—		—
Unrealized gain/(loss) on cash flow hedging derivatives, net (unaudited)	—		—		—		278		—		—	—		—		—

Total other comprehensive income / (loss) (unaudited)	—		—		—		(370)		(370)		—	—		—		(370)

Comprehensive income (unaudited)						Rs.	6,734

Balance as of June 30, 2007 (unaudited)	1,459,113,115	Rs.	2,918	Rs.	24,860			Rs.	(277)	Rs.	81,052	(7,961,760)	Rs.	(0)	Rs.	108,553

Balance as of June 30, 2007 (unaudited)($)			$72		$613				$(7)		$1,997			$0		$2,675

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Three Months ended June 30,
	2006		2007		2007
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	Rs.	6,142	Rs.	7,105	$175
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property, plant and equipment		(1)		(159)	(4)
Gain on sale of liquid and short-term mutual funds		(122)		(351)	(9)
Cumulative effect of change in accounting principle		(39)		—	—
Depreciation and amortization		963		1,290	32
Deferred tax charge/(benefit)		(6)		102	2
Unrealized exchange (gain)/loss		398		(380)	(9)
Stock compensation cost		199		312	8
Equity in earnings of affiliates		(65)		(87)	(2)
Changes in operating assets and liabilities:
Accounts receivable		(347)		230	6
Costs and earnings in excess of billings on contracts in progress		(942)		(993)	(24)
Inventories		(183)		(275)	(7)
Other assets		(319)		(1,346)	(33)
Accounts payable		(508)		(625)	(15)
Accrued expenses and employee costs		793		(223)	(5)
Advances from customers		32		(493)	(12)
Other liabilities		319		(389)	(9)

Net cash provided by operating activities		6,314		3,718	92

Cash flows from investing activities:
Expenditure on property, plant and equipment		(2,256)		(2,979)	(73)
Proceeds from sale of property, plant and equipment		29		232	6
Purchase of investments		(27,842)		(32,373)	(798)
Proceeds from sale of investments		22,375		39,438	972
Investments in inter-corporate deposits		—		150	4
Advances towards business combinations		(54)		—	—
Payment for acquisitions, net of cash acquired		(4,689)		(65)	(2)

Net cash provided by/ (used in) investing activities		(12,438)		4,402	108

Cash flows from financing activities:
Proceeds from issuance of equity shares		1,866		49	1
Proceeds from issuance of equity shares by a subsidiary		—		54	1

Proceeds from/(repayments of) short-term borrowing from banks, net		(23)		(1,756)	(43)

Repayment of long-term debt		(236)		(574)	(14)
Payment of cash dividends		—		(271)	(7)

Net cash provided by/(used in) financing activities		1,607		(2,497)	(62)

Net increase/(decrease) in cash and cash equivalents during the period		(4,516)		5,623	139
Effect of exchange rate changes on cash		5		(15)	(0)
Cash and cash equivalents at the beginning of the period		8,858		12,412	306

Cash and cash equivalents at the end of the period	Rs.	4,347	Rs.	18,020	$444

Supplementary information:
Cash paid for interest	Rs.	2	Rs.	131	$3
Cash paid for taxes		604		1,264	31
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
     Wipro Limited (Wipro), together with its subsidiaries (collectively, the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.
2. Significant Accounting Policies
     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Basis of preparation of financial statements. The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S.GAAP.
     Interim information presented in the consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007.
     Functional currency and exchange rate translation. The functional currency of Wipro and its domestic subsidiaries is the Indian rupees, the national currency of India. The functional currency of Wipro’s foreign subsidiaries is determined based on an evaluation of the individual and collective economic factors as discussed in Statement of Financial Accounting Standard (SFAS) No. 52, Foreign Currency Translation. The translation of the functional currency of these foreign subsidiaries into Indian rupees is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted-average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.
     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.
     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees. Solely for the convenience of the readers, the financial statements as of and for the three months ended June 30, 2007, have been translated into U.S. dollars at the noon buying rate in New York City on June 29, 2007, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 40.58. No representation is made that the Indian rupees amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee. The Company does not consolidate entities where the minority shareholders have certain significant participative rights, which provide for effective involvement in significant decisions in the ordinary course of business. Such investments are accounted for by the equity method of accounting.

     Cash equivalents. The Company considers investments in highly liquid instruments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.
     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs before the receipt of the contract. However, such costs are deferred only if the cost can be directly associated with a specific anticipated contract and the recoverability from that contract is deemed to be probable.
     Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered in accordance with sales contract, the sales price is fixed or determinable and collectibility is reasonably assured.
     The Company has adopted the guidance in EITF Issue No. 00-21 for all revenue arrangements with multiple deliverables.
     Based on this guidance, the Company recognizes revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;
•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;
•	There is objective and reliable evidence of the fair value of the undelivered item(s); and
•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the Company.
     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items.
     In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.
     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers.

     Revenues are shown net of excise duty, sales tax, value added tax, service tax and applicable discounts and allowances.
     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.
     Volume discount. The Company accounts for volume discounts and pricing incentives to customers using the guidance in EITF Issue 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The discount terms in the Company’s arrangements with customers generally entitle the customer to discounts, if the customer completes a specified level of revenue transactions. In some arrangements, the level of discount varies with increases in the levels of revenue transactions. The Company recognizes discount obligations as a reduction of revenue based on the ratable allocation of the discount to each of the underlying revenue transactions that result in progress by the customer toward earning the discount. The Company recognizes the liability based on its estimate of the customer’s future purchases. If the Company cannot reasonably estimate the customer’s future purchases, then the liability is recorded based on the maximum potential level of discount. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up adjustment.
     Warranty costs. The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.
     Shipping and handling costs. Shipping and handling costs are included in selling and marketing expenses.
     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted-average method for all categories of inventories.
     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first in first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value for mutual fund units is based on published per unit value, which is the basis for current transactions. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.
     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.
     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 20 years
Computer equipment	2 to 3 years
Furniture, fixtures and equipment	5 years
Vehicles	4 years
Computer software	2 years
     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.
     Advances paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.
     Business combinations, goodwill and intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations consummated after June 30, 2001. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units. The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process.
     The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.
     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Customer-related intangibles	2 to 5 years
Marketing-related intangibles	2 to 20 years
Technology-based intangibles	5 years
     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.
     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment or disposal of long-lived assets. Long-lived assets, including certain identifiable intangible assets, to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.
     The Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell.
     Earnings per share. In accordance with SFAS No. 128, Earnings per Share, basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.
     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the asset will not be realized. Excess income tax benefit on exercise of employee stock options is credited to additional paid-in capital.
     The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (FIN 48) on April 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions considered or to be considered in income tax returns. The Company recognizes penalties and interest related to unrecognized tax benefits as a component of other income, net. Refer note 20 for additional information relating to impact of adoption of FIN 48.
     The income tax provision for the interim periods is based on the best estimate of the effective tax rate expected to be applicable for the full fiscal year. Changes in interim periods to tax provisions, for changes in judgments or settlements relating to tax exposure items of earlier years, are recorded as discrete items in the interim period of change.
     Stock-based compensation. Effective April 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)), which requires the measurement of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards and recognition on straight line basis over the requisite service period. The Company includes a forfeitures estimate in the amount of compensation expense being recognized. The Company adopted SFAS No. 123(R) using the modified prospective application method. Under this approach, the Company has recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value under Black-Scholes model estimated in accordance with the provisions of SFAS No. 123.
     SFAS No. 123(R) requires that deferred stock-based compensation previously recorded under APB Opinion No. 25 and outstanding on the date of adoption be eliminated against additional paid-in capital. Accordingly, the deferred compensation balance of Rs. 2,202 was eliminated against additional paid-in capital on April 1, 2006.
     Under APB Opinion No. 25, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments, which are not expected to vest and recognized a gain of Rs. 39 representing the reversal of compensation cost for such instruments previously recognized in the Company’s statement of income as cumulative effect of changes in accounting principle.

     The Company recorded stock compensation expense of Rs. 199 and Rs. 312 respectively during the three months ended June 30, 2006 and 2007.
     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts/option contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging). The Company also designates zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range.
     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income along with the hedged item. The Company assesses hedge effectiveness based on the overall change in fair value of the derivative instrument. However, for derivatives acquired pursuant to roll-over hedging strategies, the forward premium/discount points are excluded from assessing hedge effectiveness.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period and are reported within foreign exchange gains/ (losses), net under operating expenses.
     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.
     Reclassifications. Certain amounts in the consolidated financial statements and notes have been reclassified to conform to the current period’s presentation.
     Recent accounting pronouncements
     SFAS No. 157. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines ‘fair value’ as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 provides guidance on determination of fair value and lays down the fair value hierarchy to classify the source of information used in fair value measurement. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements and will adopt the provisions of SFAS No. 157 for the fiscal year beginning April 1, 2008.
     SFAS No. 159. In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for the fiscal year beginning April 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial statements.

3. Acquisitions
During the years ended March 31, 2006 and 2007, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company’s consolidated financial statements from the date of the acquisition. The developments during the current period are as follows:
Unza Holdings Limited
     In July 2007, the Company signed definitive agreements to acquire 100% of the equity of Unza Holdings Limited (Unza), a Singapore based Fast Moving Consumer Goods (FMCG) company for total cash consideration of US$ 247, subject to the completion of certain closing conditions. Unza is an independent manufacturer and marketer of personal care products. Unza markets a wide portfolio of personal care brands and detergent brands across several countries. The Company has consummated the acquisition on July 30, 2007. The consideration included an upfront payment of US$ 222 and deferred payment of US$ 25.
cMango Inc and subsidiaries
     In April 2006, the Company acquired 100% of the equity of cMango Inc and subsidiaries (cMango). cMango is a provider of Business Service Management (BSM) solutions. The consideration (including direct acquisition costs) included a cash payment of Rs. 884 and an earn-out of US$ 12 to be determined and paid in the future based on specific financial metrics being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     The Company believes that through this acquisition it will expand its operations in Business Management Services sector. This acquisition also enables the Company to access over 20 customers in the Business Management Services sector.
     The purchase price paid has been allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	(23)
Customer-related intangibles		83
Deferred tax liabilities		(29)
Goodwill		853

Total	Rs.	884

RetailBox BV and subsidiaries
     In June 2006, the Company acquired 100% of the equity of RetailBox BV and subsidiaries (Enabler). Enabler is in the business of providing comprehensive IT solutions and services. The consideration (including direct acquisition costs) included a cash payment of Rs. 2,442 and an earn-out of Euro 11 to be determined and paid in the future based on specific financial targets being achieved over a two year period. The earn-out will be recorded as additional purchase price when the contingency is resolved.
     Through this acquisition the Company aims to provide a wide range of services including Oracle retail implementation, digital supply chain, business optimization and integration. Further, through this acquisition, the Company aims to expand domain expertise both in retail and technology sectors and obtain a presence in five different geographical locations.
     The purchase price paid has been allocated to the acquired assets and liabilities as follows:

Description	Fair value

Net tangible assets	Rs.	389
Customer-related intangibles		298
Deferred tax liabilities		(105)
Goodwill		1,860

Total	Rs.	2,442

4. Cash and Cash Equivalents
     Cash and cash equivalents as of March 31, 2007, June 30, 2006 and 2007 comprise of cash, cash on deposit with banks and highly liquid investments.
5. Accounts Receivable
     Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

					Year ended
	Three months ended June 30,				March 31,
	2006		2007		2007
	((Unaudited))		(Unaudited)
Balance at the beginning of the period	Rs.	1,116	Rs.	1,246	Rs.	1,116
Additional provision during the period, net of collections		86		93		280
Bad debts charged to provision		—		—		(150)

Balance at the end of the period	Rs.	1,202	Rs.	1,339	Rs.	1,246

6. Inventories
     Inventories consist of the following:

	As of June 30,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Stores and spare parts	Rs.	226	Rs.	289	Rs.	298
Raw materials and components		699		1,890		1,584
Work-in-process		337		638		491
Finished goods		1,045		1,609		1,777

	Rs.	2,307	Rs.	4,426	Rs.	4,150

7. Other Assets
     Other assets consist of the following:

	As of June 30,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Prepaid expenses	Rs.	1,877	Rs.	2,260	Rs.	2,426
Prepaid rentals for leasehold land		320		626		597
Due from officers and employees		887		1,059		884
Advances to suppliers		509		784		712
Balances with statutory authorities		116		331		207
Deposits		1,537		1,663		1,591
Interest-bearing corporate deposits		500		500		650
Advance income taxes		3,954		5,261		4,844
Deferred contract costs		342		668		397
Derivative asset		6		798		379
Others		1,133		1,091		751

		11,181		15,041		13,438
Less: Current assets		(9,838)		(11,991)		(11,479)

	Rs.	1,343	Rs.	3,050	Rs.	1,959

8. Investment Securities
     Investment securities consist of the following:

	As of June 30, 2006						As of June 30, 2007
	(Unaudited)						(Unaudited)
			Gross Unrealized						Gross Unrealized
	Carrying Value		Holding Gains		Fair Value		Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	35,406	Rs.	560	Rs.	35,966	Rs.	25,161	Rs.	469	Rs.	25,630

	As of March 31, 2007
			Gross Unrealized
	Carrying Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	31,841	Rs.	569	Rs.	32,410

     Dividends from available-for-sale securities during the year ended March 31, 2007 and three months ended June 30, 2006 and 2007 were Rs. 1,689, Rs. 338 and Rs. 354, respectively and are included in other income.
9. Property, Plant and Equipment
     Property, plant and equipment consist of the following:

	As of June 30,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Land	Rs.	1,261	Rs.	1,571	Rs.	1,571
Buildings		4,771		6,274		6,096
Plant and machinery		4,783		7,160		6,644
Computer equipment		8,252		10,442		9,959
Furniture, fixtures and equipment		3,063		4,117		3,934
Vehicles		1,446		1,976		1,821
Computer software for internal use		1,877		2,940		2,831
Capital work-in-progress		7,514		11,156		10,189

		32,967		45,636		43,045
Accumulated depreciation and amortization		(13,602)		(17,553)		(16,504)

	Rs.	19,365	Rs.	28,083	Rs.	26,541

     Depreciation expense for the year ended March 31, 2007 and the three months ended June 30, 2006 and 2007 were Rs. 3,931, Rs. 888 and Rs. 1,164 respectively. This includes Rs. 386, Rs. 65 and Rs. 179 as amortization of capitalized internal use software, for the year ended March 31, 2007 and the three months ended June 30, 2006 and 2007, respectively.

10. Goodwill and Intangible Assets
     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of June 30,
	2006						2007
			(Unaudited)						(Unaudited)
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	101	Rs.	40	Rs.	61	Rs.	130	Rs.	82	Rs.	48
Customer-related intangibles		1,455		661		794		2,097		1,034		1,063
Marketing-related intangibles		1,480		87		1,393		1,481		97		1,384

	Rs.	3,036	Rs.	788	Rs.	2,248	Rs.	3,708	Rs.	1,213	Rs.	2,495

	As of March 31, 2007
	Gross carrying		Accumulated
	amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	71	Rs.	59
Customer-related intangibles		2,147		937		1,210
Marketing-related intangibles		1,481		79		1,402

	Rs.	3,758	Rs.	1,087	Rs.	2,671

     The movement in goodwill balance is given below:

					Year ended
	Three months ended June 30,				March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	7,481	Rs.	12,698	Rs.	7,481
Goodwill relating to acquisitions		2,785		65		5,393
Adjustment relating to finalization of purchase price allocation		—		50		(104)
Tax benefit allocated to goodwill		—		—		(14)
Effect of translation adjustments		28		(465)		(58)

Balance at the end of the period	Rs.	10,294	Rs.	12,348	Rs.	12,698

Goodwill has been allocated to the following reportable segments:

	As of June 30,				As of March 31,
	2006		2007		2007
Segment	(Unaudited)		(Unaudited)
IT Services and Products	Rs.	5,556	Rs.	6,219	Rs.	6,503
BPO Services		3,982		3,982		3,982
India and AsiaPac IT Services and Products		756		1,021		1,045
Others		—		1,126		1,168

Total	Rs.	10,294	Rs.	12,348	Rs.	12,698

11. Other Current Liabilities
     Other current liabilities consist of the following:

	As of June 30,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Statutory dues payable	Rs.	1,990	Rs.	2,839	Rs.	2,635
Taxes payable		3,914		2,561		4,573
Dividend payable		—		—		7,238
Warranty obligations		776		723		742
Derivative liability		651		76		110
Others		1,455		1,239		1,325

	Rs.	8,786	Rs.	7,438	Rs.	16,623

     The activity in warranty obligations is given below:

	Three months ended June 30,				Year ended March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	665	Rs.	742	Rs.	665
Additional provision during the period		196		187		827
Reduction due to payments		(85)		(206)		(750)

Balance at the end of the period	Rs.	776	Rs.	723	Rs.	742

12. Operating Leases
     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 1,412, Rs. 258 and Rs. 394 for the year ended March 31, 2007 and three months ended June 30, 2006 and 2007, respectively.
     Details of contractual payments under non-cancelable leases are given below:

	(Unaudited)
Year ending June 30,
2008	Rs.	381
2009		346
2010		326
2011		273
2012		249
Thereafter		898

Total	Rs.	2,473

     Prepaid rentals for leasehold land represent leases obtained for a period of 60 years and 90 years. The prepaid expense is being charged over the lease term and is included under other assets.
13. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2007, June 30, 2006 and 2007 was Rs. 1,120, Rs. 916 and Rs. 1,183 respectively. The Company’s equity in the income of Wipro GE for three months ended June 30, 2006 and 2007 was Rs. 74 and Rs. 97 respectively.
WeP Peripherals
     The Company previously accounted for its 36.9% interest as of June 30, 2006 in WeP by the equity method. The carrying value of the equity investment in WeP Peripherals as of June 30, 2006 was Rs. 193.
     In December 2006, the Company sold a portion of its interest in WeP Peripherals. Subsequent to this sale, the Company’s ownership interest in WeP Peripherals was reduced to 15% and the Company does not have the ability to exercise significant influence over the operating and financial policies of WeP Peripherals. Accordingly, the Company has subsequently accounted for the balance investment of Rs. 80 under the cost method.
W M Netserv
     The carrying value of the equity investment in WM NetServ as of March 31, 2007 and June 30, 2007 was Rs. 122 and Rs. 112. The Company’s equity in the loss of WM NetServ for three months ended June 30, 2007 was Rs. 10.

14. Financial Instruments
     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in foreign currency. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets and foreign currency forecasted cash flows. The counter party is a bank and the Company considers the risks of non-performance by the counterparty as non-material. The forward foreign exchange/option contracts generally mature between one to twelve months and the forecasted transactions are expected to occur during the same period.
     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of June 30,		As of March 31,
	2006	2007	2007
	(Unaudited)	(Unaudited)
Forward contracts
Sell	$601	$441	$345
	€6	€18	€16
	£38	£80	£88

Buy	—	$40	$185

Options (sell)	$190	$122	$36
	£10		€13
     In connection with cash flow hedges, the Company has recorded Rs. 72 , Rs. (213) and Rs. 350 of net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as of March 31, 2007, June 30, 2006 and June 30, 2007, respectively.
     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2007, three months ended June 30, 2006 and 2007.

	As of June 30,				As of March 31,
	2006		2007		2007
	(Unaudited)		(Unaudited)
Balance as at the beginning of the period	Rs.	202	Rs.	72	Rs.	202
Net gains reclassified into net income on occurrence of hedged transactions		(139)		(72)		(202)
Changes in fair value of effective portion of outstanding derivatives		(276)		350		72

Unrealized gain/ (loss) on cashflow hedging derivatives, net		(415)		278		(130)

Balance as at the end of the period	Rs.	(213)	Rs.	350	Rs.	72

     As of June 30, 2006 and 2007 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
15. Borrowings from Banks
     The Company has an Indian line of credit of Rs. 7,530, a U.S. line of credit of US$ 25 and U.K. line of credit of GBP 6 from its bankers for working capital requirements. All the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 8.25% and 8.10% for the three months ended June 30, 2006 and June 30, 2007, respectively. The US line of credit bears interest at 70 basis points over the US$ London Inter-Bank Offered Rate and UK line of credit bears interest at 70 basis points over the GBP London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness. The Company, through its subsidiaries, has obtained borrowing facilities and related borrowings, including cash credit facility, term loans for its working capital requirements in Austria, Finland and Sweden amounting to Rs. 352, Rs. 229 and Rs. 667 respectively.

16. Equity Shares and Dividends
     The Company paid cash dividends of Rs. 7,576, Rs. 3,998 and Rs. 8,129 during the years ended March 31, 2005, 2006 and 2007. The dividends per share were Rs. 5, Rs. 2 and Rs. 5 during the years ended March 31, 2005, 2006 and 2007, respectively. Additionally, in March 2007, the Board of Directors of the Company approved an additional cash dividend of Rs. 5 per share totaling Rs. 8,253. In accordance with Indian regulations, an amount equivalent to the additional cash dividend, net of taxes, amounting to Rs. 7,238 has been transferred to a specific bank account pending payment to the shareholders. The balance in this bank account can only be used to pay the specified dividend, and is not available for general use and is accordingly reflected as restricted cash in the consolidated balance sheet. During the three months ended June 30, 2007, the additional cash dividend has been distributed to the shareholders from the restricted bank account.
17. Retained Earnings
     Retained earnings as of March 31, 2007, June 30, 2006 and 2007, also include Rs. 1,084, Rs. 987 and Rs. 1,138, respectively, of undistributed earnings in equity of affiliates.
18. Other Income, Net
     Other income consists of the following:

	Three months ended June 30,
	2006		2007
	(Unaudited)		(Unaudited)
Interest income	Rs.	49	Rs.	180
Interest expense		(2)		(53)
Dividend income		338		354
Gain on sale of liquid and short-term mutual funds		122		351
Profit on sale of fixed assets		1		159

	Rs.	508	Rs.	991

19. Shipping and Handling Costs
     Selling and marketing expenses for the year ended March 31, 2007 and the three months ended June 30, 2006 and 2007, include shipping and handling costs of Rs, 807, Rs. 177 and Rs. 255 respectively.
20. Income Taxes
     Income taxes have been allocated as follows:

	Three months ended June 30,
	2006		2007
	(Unaudited)		(Unaudited)
Continuing operations	Rs.	979	Rs.	839
Stockholders equity for:
Unrealized gain/(loss) on investment securities, net		22		(34)

Total income taxes	Rs.	1,001	Rs.	805

     Income taxes relating to continuing operations consist of the following:

	Three months ended June 30,
	2006		2007
	(Unaudited)		(Unaudited)
Current taxes
Domestic	Rs.	483	Rs.	379
Foreign		502		358

	Rs.	985	Rs.	737

Deferred taxes
Domestic	Rs.	—	Rs.	19
Foreign		(6)		83

		(6)		102

Total income tax expense	Rs.	979	Rs.	839

     Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48). The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007. Upon adoption, the liability for income taxes associated with uncertain tax positions at April 1, 2007 was Rs. 3,298. Uncertain tax positions amounting Rs. 3,267, if recognized, would favorably affect the Company’s effective tax rate. In addition, consistent with the provisions of FIN 48, the Company reclassified Rs. 1,496 of income tax liabilities from current to non-current liabilities because payment is not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in Other Liabilities in the consolidated financial statements.
     FIN 48 also requires that changes in judgment that result in subsequent recognition, derecognition or change in a measurement of a tax position taken in a prior annual period (including any related interest and penalties) be recognized as a discrete item in the period in which the change occurs. This change will not impact the manner in which the Company recorded income taxes on an annual basis and did not significantly impact its recorded income tax provision in the quarter ended June 30, 2007.
     It is the Company’s policy to include any penalties and interest related to income taxes as a component of other income, net. As of April 1, 2007 the Company had the provisions of Rs. 105 on account of accrued interest and penalties related to uncertain tax positions.
     A listing of open tax years is given below. Additionally, certain uncertain tax positions relate to earlier years, which are currently under dispute with the tax authorities.

Jurisdiction	Open tax years
India	2003-04 to 2006-07
United States – federal taxes	2003-04 to 2006-07
United States – state taxes	2001-02 to 2006-07
United Kingdom	2001-02 to 2006-07
Japan	2001-02 to 2006-07
Canada	1999-00 to 2006-07
     Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At June 30, 2007, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.
21. Employee Stock Incentive Plans
     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity.
     The movement in the shares held by the WERT is given below:

	Three months ended		Year ended
	June 30,		March 31,
	2006	2007	2007
	(Unaudited)	(Unaudited)
Shares held at the beginning of the period	7,869,060	7,961,760	7,869,060
Shares granted to employees	—	—	—
Grants forfeited by employees	—	—	92,700

Shares held at the end of the period	7,869,060	7,961,760	7,961,760

Compensation cost is amortized on a straight-line basis over the vesting period of the shares. The compensation cost, net of reversals, for the three months ended June 30, 2006 and 2007, was Rs. Nil and Rs. Nil respectively.
Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 30 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting.

     Stock option activity under the 1999 Plan is as follows:

	Three months ended June 30, 2006 (Unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares arising	Range of exercise	average exercise	contractual
	out of options	prices (Rs)	price (Rs)	life(months)
Outstanding at the beginning of the period	3,978,313	309 – 421	312	3 months
Forfeited during the period	(10,500)	309 – 421	309	—
Exercised during the period	(3,843,902)	309 – 421	309	—
Lapsed during the period	—	—	—	—
Outstanding at the end of the period	123,911	309 – 421	312	—
Exercisable at the end of the period	123,911	309 – 421	312	2 months
     There is no activity under the 1999 plan for the three months ended June 30, 2007. There are no options outstanding/ exercisable as of March 31, 2007 and June 30, 2007.
     The total intrinsic value of options exercised during the quarter ended June 30, 2006 and 2007, was Rs. 711, and Nil, respectively. As of June 30, 2007 options outstanding and exercisable under the 1999 Plan had an intrinsic value of Rs Nil and Rs Nil, respectively. As of June 30, 2007, the unamortized stock compensation expense under the 1999 Plan is Rs Nil.
     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 150 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted options to purchase equity shares of the Company subject to vesting.
Stock option activity under the 2000 Plan is as follows:

	Three months ended June 30, 2006 (Unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares arising	Range of exercise	average exercise	contractual life
	out of options	prices (Rs)	price (Rs)	(months)
Outstanding at the beginning of the period	292,576	172 – 255	233	37 months
	20,146,257	265 – 396	267	35 months
	9,899,967	397 – 458	399	19 months

Forfeited during the period	(2,400)	172 – 256	212	—
	(350,100)	265 – 396	264	—
	—	397 – 458	—	—

Exercised during the period	(10,700)	172 – 256	228	—
	(1,237,349)	265 – 396	266	—
	(907,835)	397 – 458	399	—

Lapsed during the period	—	—	—	—
	—	—	—	—
	—	—	—	—

Outstanding at the end of the period	279,476	172 – 256	234	34 months
	18,558,808	265 – 396	267	32 months
	8,992,132	397 – 458	399	16 months

Exercisable at the end of the period	177,822	172 – 256	234	34 months
	14,893,017	265 – 396	267	32 months
	8,992,132	397 – 458	399	16 months

	Three months ended June 30, 2007 (Unaudited)
				Weighted-
				average
			Weighted-	remaining
	Shares arising	Range of exercise	average exercise	contractual life
	out of options	prices (Rs)	price (Rs)	(months)
Outstanding at the beginning of the period	24,850	172 – 256	236	22 months
	1,443,571	265 – 396	267	23 months
	1,486,898	397 – 458	399	7 months

Forfeited during the period	—	—	—	—
	—	—	—	—
	—	—	—	—

Exercised during the period	—	172 – 256	—	—
	—	265 – 396	—	—
	(86,845)	397 – 458	397	—

Lapsed during the period	—	—	—	—
	—	—	—	—
	—	—	—	—

Outstanding at the end of the period	24,850	172 – 256	236	20 months
	1,443,571	265 – 396	267	20 months
	1,400,053	397 – 458	399	4 months

Exercisable at the end of the period	24,850	172 – 256	236	20 months
	1,443,571	265 – 396	267	20 months
	1,400,053	397 – 458	399	4 months
     The total intrinsic value of options exercised during the quarter ended June 30, 2006 and 2007, was Rs. 377, and Rs. 13 respectively. As of June 30, 2007 options outstanding and exercisable under the 2000 Plan had an intrinsic value of Rs 610 and Rs 610 respectively. As of June 30, 2007, the unamortized stock compensation expense under the 2000 Plan is Rs Nil.
     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 9 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting.
     Stock option activity under the 2000 ADS Plan is as follows:

	Three months ended June 30, 2006 Unaudited)
				Weighted-
			Weighted-	average
			average	remaining
	Shares arising out	Range of exercise	exercise price	contractual
	of options	prices ($)	($)	life (months)
Outstanding at the beginning of the period	238,900	3.46 – 5.01	4.38	31 months
	1,208,842	5.82 – 6.90	6.50	21 months

Exercised during the period	—	3.46 – 5.01	—
	(93,300)	5.82 – 6.90	6.47	—

Outstanding at the end of the period	238,900	3.46 – 5.01	4.38	28 months
	1,115,542	5.82 – 6.90	6.40	18 months

Exercisable at the end of the period	176,938	3.46 – 5.01	4.38	28 months
	837,480	5.82 – 6.90	6.48	18 months

	Three months ended June 30, 2007 (Unaudited)
				Weighted-
			Weighted-	average
			average	remaining
	Shares arising out	Range of exercise	exercise price	contractual
	of options	prices ($)	($)	life (months)
Outstanding at the beginning of the period	116,650	3.46 – 5.01	4.39	19 months
	439,439	5.82 – 6.90	6.15	11 months

Exercised during the period	—	3.46 – 5.01	—
	(18,400)	5.82 – 6.90	6.07	—

Outstanding at the end of the period	116,650	3.46 – 5.01	4.38	15 months
	421,039	5.82 – 6.90	6.16	8 months

Exercisable at the end of the period	116,650	3.46 – 5.01	4.38	15 months
	421,039	5.82 – 6.90	6.16	8 months

     The total intrinsic value of options exercised during the quarter ended June 30, 2006 and 2007, was Rs. 28, and Rs. 8, respectively. As of June 30, 2007 options outstanding and exercisable under the 2000 Plan had an intrinsic value of Rs 228 and Rs 228 respectively. As of June 30, 2007, the unamortized stock compensation expense under the 2000 Plan is Rs Nil.
     Restricted Stock Unit Plans: In June 2004, the Company established a rupee option plan titled Wipro Restricted Stock Unit Plan (WRSUP 2004) and a dollar option plan titled Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue up to 12 million options to eligible employees under each plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).
     These options generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as compensation cost. The Company has elected to amortize the compensation cost on a straight-line basis over the vesting period.
     Stock option activity under WRSUP 2004 plan is as follows:

	Three months ended June 30, 2006 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of	Exercise price	contractual life
	options	(Rs)	(months)
Outstanding at the beginning of the period	7,598,174	2	54 months
Granted during the period	10,000	2	72 months
Exercised during the period	(136,878)	2	—
Forfeited during the period	(148,700)	2	—
Outstanding at the end of the period	7,322,596	2	51 months
Exercisable at the end of the period	381,443	2	51 months

	Three months ended June 30, 2007 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of	Exercise price	contractual life
	options	(Rs)	(months)
Outstanding at the beginning of the period	7,499,980	2	49 months
Granted during the period	—	—	—
Forfeited during the period	(184,164)	2	—
Exercised during the period	(800)	2	—
Outstanding at the end of the period	7,314,916	2	46 months
Exercisable at the end of the period	197,182	2	40 months
     Stock option activity under WARSUP 2004 plan is as follows:

	Three months ended June 30, 2006 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of	Exercise price	contractual life
	options	($)	(months)
Outstanding at the beginning of the period	1,000,720	0.04	54 months
Exercised during the period	(8,640)	0.04	—
Forfeited during the period	(38,600)	0.04	—
Outstanding at the end of the period	953,480	0.04	51 months
Exercisable at the end of the period	107,760	0.04	51 months

	Three months ended June 30, 2007 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of	Exercise price	contractual life
	options	($)	(months)
Outstanding at the beginning of the period	1,551,330	0.04	54 months
Granted during the period	—	—	—
Exercised during the period	(7,420)	0.04	—
Forfeited during the period	(76,560)	0.04	—
Outstanding at the end of the period	1,467,350	0.04	51 months
Exercisable at the end of the period	115,560	0.04	39 months
     Restricted Stock Unit Plan 2005. In July 2005, the Company established a new option plan titled Wipro Employee Restricted Stock Unit Plan 2005 (WRSUP 2005). The Company is authorized to issue up to 12 million options to eligible employees under the plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).
     Stock option activity under WRSUP 2005 plan is as follows:

	Three months ended June 30, 2007 (Unaudited)
			Weighted- average
			remaining
	Shares arising out of	Exercise price	contractual life
	options	($)	(months)
Outstanding at the beginning of the period	3,446,884	2	63 months
Granted during the period	—	2	72 months
Forfeited during the period	(66,410)	2	—
Outstanding at the end of the period	3,380,474	2	60 months
Exercisable at the end of the period	—	—	—
     The total intrinsic value of options exercised during the quarter ended June 30, 2006, and 2007, was Rs. 73, and Rs. 5, respectively. As of June 30, 2007 options outstanding and exercisable under the RSU Plan had an intrinsic value of Rs 6,761 and Rs 183 respectively. As of June 30, 2007, the unamortized stock compensation expense under the RSU Plan is Rs 3,888 and the same is expected to be amortized over a weighted average period of approximately 3.37 years.
     During the year ended March 31, 2007 and the three months ended June 30, 2006 and June 30, 2007 the Company recognized Rs. 1,336, Rs. 199 and Rs. 312 of stock compensation cost. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31,		Three months ended June 30,
	2007		2006		2007
			(Unaudited)		(Unaudited)
Cost of revenues	Rs.	1,045	Rs.	166	Rs.	244
Selling and marketing expenses		169		20		39
General and administrative expenses		122		13		29

	Rs.	1,336	Rs.	199	Rs.	312

     A recent amendment to the Indian tax regulations requires the Company to pay a tax titled the Fringe Benefit Tax (FBT) on employee tock options. The FBT is computed based on the fair market value of the underlying share on the date of vesting of an option as reduced by the amount actually paid by the employee for the exercise of the options. The Company’s obligation to pay FBT arises only upon the exercise of the options and will be recorded at the time of the exercise. The FBT paid during the three months ended June 30, 2007 is not material.

22. Earnings Per Share
     A reconciliation of net income and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended June 30,
	2006		2007
	(Unaudited)		(Unaudited)
Earnings
Net income	Rs.	6,142	Rs.	7,105

Equity shares
Weighted average number of equity shares outstanding		1,419,404,399		1,449,892,856
Effect of dilutive equivalent shares-stock options		17,240,386		7,992,481

Weighted average number of equity shares and equivalent shares outstanding		1,436,644,785		1,457,885,337

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.
23. Employee Benefit Plans
     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.
     Net gratuity cost for the three months ended June 30, 2006 and 2007 included:

	Three months ended June 30,
	2006		2007
	(Unaudited)		(Unaudited)
Service cost	Rs.	67	Rs.	54
Interest cost		15		21
Expected return on assets		(11)		(13)
Adjustment (1)		(78)		—

Net gratuity cost	Rs.	(7)	Rs.	62

(1)	Till March 31, 2006 for certain category of employees, the Company inadvertently recorded and disclosed a defined benefit plan as a defined contribution plan. During the three months ended June 30, 2006, the Company has recorded an adjustment of Rs. 78 as a credit to the income statement to record this plan as a defined benefit plan. The impact of this adjustment is not material to the income statement, accrued liability/(prepaid asset) and the overall financial statement presentation.
     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC and ICICI. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.
     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund.

     The Company contributed Rs. 1,407, Rs. 196 and Rs. 511 to various defined contribution and benefit plans during the year ended March 31, 2007 and the three months ended June 30, 2006 and 2007, respectively as follows:

	Year ended March 31,		Three months ended June 30,
	2007		2006		2007
			(Unaudited)		(Unaudited)
Defined contribution	Rs.	1,283	Rs.	203	Rs.	449
Defined benefit		124		(7)		62

	Rs.	1,407	Rs.	196	Rs.	511

24. Sale of accounts receivables/employee advances
     From time to time, in the normal course of business, the Company transfers accounts receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. Loss / profit on sale is recorded at the time of sale.
     During the year ended March 31, 2007 and the three months ended June 30, 2006 and 2007, the Company transferred financial asset of Rs. 480, Rs. Nil and Rs. 309 respectively under such arrangements and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. This transfer resulted in losses of Rs. 9, Rs. Nil and Rs. 10 for the year ended March 31, 2007 and the three months ended June 30, 2006 and 2007 respectively. As at March 31, 2007, June 30, 2006 and 2007 the maximum recourse obligations in respect of the transferred financial assets were Rs. 48, Rs. Nil and Rs. Nil respectively.
25. Commitments and Contingencies
     Capital commitments. As of March 31, 2007, June 30, 2006 and 2007, the Company had committed to spend approximately Rs. 3,432, Rs. 2,382 and Rs. 4,257 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of June 30, 2007, the Company has met all commitments required under the plan.
     As of March 31, 2007, June 30, 2006 and 2007, the Company had contractual obligations to spend approximately Rs. 3,160, Rs. 1,288 and Rs. 2,975 respectively; under purchase obligations which include commitments to purchase goods or services of either fixed or minimum quantity that meet certain criteria.
     Guarantees. As of March 31, 2007, June 30, 2006 and 2007 performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 3,013, Rs. 3,053 and Rs. 4,601 respectively, as part of the bank line of credit.

     Contingencies and lawsuits
     The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002 and 2003 aggregating to Rs. 8,100 (including interest of Rs. 750). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. The first appellate authority has vacated the tax demands for the years ended March 31, 2001, 2002 and 2003. The income tax authorities have filed an appeal for the year ended March 31, 2001, 2002 and 2003.
     In December 2006, the Company received an additional tax demand of Rs. 3,027 (including interest of Rs. 753) for the financial year ended March 31, 2004 on similar grounds as earlier years. The Company has filed an appeal against this demand.
     Considering the facts and nature of disallowance, the order of the appellate authority upholding the claims of the Company for financial year ended March 31, 2001, 2002 and 2003, the Company believes that the final outcome of the dispute should be positive in favor of the Company and there should not be any material impact on the financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand raised.
     Certain other income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.
     Additionally, the Company is also involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.
26. Segment Information
     The Company is currently organized by segments, including Global IT Services and Products (comprising of IT Services and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’.
     The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period.
     Operating segments with similar economic characteristics and complying with other aggregation criteria specified in SFAS No. 131 have been combined to form the Company’s reportable segments. Consequently, IT Services and BPO services qualify as reportable segments under Global IT Services and Products.
     The IT Services segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises. The BPO services segment provides Business Process Outsourcing services to large global corporations.

     Until March 31, 2007, the operations of certain acquired entities were reviewed by the CODM separately and were accordingly reported separately as ‘Acquisitions’. During the quarter ended June 30, 2007, the Company integrated these acquired entities under the IT Services segment and accordingly CODM no longer reviews separate information relating to these acquired entities.
     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, MiddleEast and AsiaPacific region.
     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.
     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.
     Segment data for previous periods has been reclassified on a comparable basis. Information on reportable segments is as follows:

	Three months ended June 30, 2006 (Unaudited)
							India and
	Global IT Services and Products						AsiaPac IT		Consumer
			BPO				Services and		Care and				Reconciling
	IT Services		Services		Total		Products		Lighting		Others		Items		Entity Total
Revenues	Rs.	22,414	Rs.	2,099	Rs.	24,513	Rs.	4,356	Rs.	1,650	Rs.	793	Rs.	—	Rs.	31,312
Exchange rate fluctuations		(39)		2		(37)		18		1		—		19		—

Total revenues		22,375		2,101		24,476		4,374		1,651		793		19		31,312
Cost of revenues		(14,617)		(1,493)		(16,111)		(3,379)		(1,056)		(635)		—		(21,182)
Selling and marketing expenses		(1,202)		(6)		(1,209)		(393)		(330)		(91)		(14)		(2,036)
General and administrative expenses		(951)		(201)		(1,152)		(246)		(29)		(36)		(14)		(1,478)
Research and development expenses		(57)		—		(57)		—		—		—		—		(57)
Amortization of intangible assets		(36)		(1)		(37)		(3)		(13)		—		—		(54)
Exchange rate fluctuations		—		—		—		—		—		—		(19)		(19)
Others, net		2		—		2		2		8		8		3		23

Operating income of segment (1)	Rs.	5,513	Rs.	399	Rs.	5,911	Rs.	353	Rs.	231	Rs.	39	Rs.	(25)	Rs.	6,509

Total assets of segment	Rs.	48,298	Rs.	12,193	Rs.	60,491	Rs.	9,663	Rs.	3,575	Rs.	3,603	Rs.	37,910	Rs.	115,242
Average Capital employed		32,036		10,671		42,706		3,536		1,798		2,358		33,462		83,860
Return on capital Employed		69%		15%		55%		40%		51%		—		—		31%
Accounts receivable		16,039		851		16,890		3,495		587		630		—		21,602
Cash and cash equivalents and investments in liquid and short-term mutual funds		3,241		4,921		8,162		283		70		420		31,377		40,313
Depreciation		650		158		808		35		24		17		4		888

	Three months ended June 30, 2007 (Unaudited)
							India and
	Global IT Services and Products						AsiaPac IT		Consumer
			BPO				Services and		Care and				Reconciling
	IT Services		Services		Total		Products		Lighting		Others		Items		Entity Total
Revenues	Rs.	27,460	Rs.	2,570	Rs.	30,030	Rs.	6,574	Rs.	2,221	Rs.	3,007	Rs.	—	Rs.	41,832
Exchange rate fluctuations		(560)		(57)		(617)		25		—		8		584		—

Total revenues		26,900		2,513		29,413		6,599		2,221		3,015		584		41,832
Cost of revenues		(18,288)		(1,652)		(19,940)		(5,080)		(1,472)		(2,604)		—		(29,096)
Selling and marketing expenses		(1,473)		(36)		(1,509)		(674)		(393)		(164)		(21)		(2,761)
General and administrative expenses		(1,264)		(255)		(1,519)		(360)		(35)		(126)		(21)		(2,060)
Research and development expenses		(173)		—		(173)		—		—		—		—		(173)
Amortization of intangible assets		(68)		—		(68)		(13)		(19)		(5)		—		(105)
Exchange rate fluctuations		—		—		—		—		—		—		(852)		(852)
Others, net		23		—		23		27		3		23		5		80

Operating income of segment (1)	Rs.	5,657	Rs.	570	Rs.	6,227	Rs.	499	Rs.	305	Rs.	139	Rs.	(305)	Rs.	6,865

Total assets of segment	Rs.	62,636	Rs.	7,979	Rs.	70,615	Rs.	14,855	Rs.	4,690	Rs.	7,930	Rs.	44,231	Rs.	142,187
Closing capital employed		46,846		6,688		53,534		8,041		2,961		5,363		40,216		110,116
Opening capital employed		47,661		6,456		54,117		5,718		3,094		5,659		36,661		105,249
Average capital employed		47,253		6,572		53,826		6,880		3,027		5,511		38,439		107,682
Return on capital Employed		48%		35%		46%		29%		40%		—		—		26%
Accounts receivable		19,030		1,299		20,329		5,523		874		1,185		—		27,911
Cash and cash equivalents and investments in liquid and short-term mutual funds		5,912		337		6,250		1,018		97		180		35,941		43,650
Depreciation		863		159		1,022		51		26		60		5		1,164

(1)	Operating income of segments is after amortization of stock compensation expense arising from the grant of options:

	Three Months ended June 30,
	2006		2007
	(unaudited)		(unaudited)
Segments
IT Services	Rs.	174	Rs.	261
BPO Services		8		14
India and AsiaPac IT Services and Products		9		23
Consumer Care and Lighting		3		6
Others		2		3
Reconciling		3		5

     The Company has four geographic segments: India, United States, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three Months ended June 30,
	2006		2007
	(unaudited)		(unaudited)
India	Rs.	5,892	Rs.	9,427
United States		16,326		19,954
Europe		7,516		10,545
Rest of the world		1,578		1,906

	Rs.	31,312	Rs.	41,832

27. Fair Value of Financial Instruments
     The fair value of the Company’s current assets and current liabilities approximate their carrying value because of their short term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,”could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or our business are intended to identify such forward-looking statements. These forward–looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and our Quarterly Report on Form 6-K for the three months ended June 30, 2006, as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.
Overview
     We are a leading global information technology, or IT, services company founded in 1945, and headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to the leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.
     Our revenue, net income and other selected financial information for the three month periods ended June 30, 2006 and 2007 are provided below.

	Wipro Limited and subsidiaries
	Three months ended
	June 30,
	2006		2007
	(in millions except earnings per
	share data)
Revenue	Rs.	31,312	Rs.	41,832
Cost of revenue		(21,182)		(29,096)
Gross profit		10,130		12,737
Gross margins		32%		30%
Operating income		6,509		6,865
Net income		6,142		7,105
Earnings per share
Basic		4.33		4.90
Diluted		4.28		4.87

     Our revenue and operating income by business segment are provided below for the three months ended June 30, 2006 and 2007:

	Three months ended
	June 30,
	2006	2007
	(In Percentage)
Revenue:
Global IT Services and Products
IT Services and Products	72	66
BPO Services	7	6

Total	79	72
India and AsiaPac IT Services and Products	14	15
Consumer Care and Lighting	5	5
Others	2	8

Operating income:
Global IT Services and Products
IT Services and Products	85	83
BPO Services	6	8
Total	91	91
India and AsiaPac IT Services and Products	5	7
Consumer Care and Lighting	4	4
Others	1	3
Reconciling items	(1)	(5)
Results of operations for the three months ended June 30, 2007 and 2006
•	Our total revenues increased by Rs. 10,520 million, or 34%, from Rs. 31,312 million for the three months ended June 30, 2006 to Rs. 41,832 million for the three months ended June 30, 2007. This was driven primarily by a 23%, 22%, 51% and 35% increase in revenue from our IT Services and Products, BPO Services, India and AsiaPac IT Services and Products and Consumer Care and Lighting respectively. Additionally, revenues from Others (including reconciling items) increased significantly primarily due to integration of Hydrauto.
•	As a percentage of total revenue, gross profit declined by 2% from 32% for the three months ended June 30, 2006 as compared to 30% for the three months ended June 30, 2007. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services and Products segment from 35% for the three months ended June 30, 2006 to 32% for the three months ended June 30, 2007, a decrease in gross profit as a percentage of revenue from our Consumer Care and Lighting segment from 36% for the three months ended June 30, 2006 to 34% for the three months ended June 30, 2007, a decline in gross profit as a percentage of revenue from Others from 20% for the three months ended June 30, 2006 to 13% for the three months ended June 30, 2007, partially offset by an increase in BPO Services business from 29% for the three months ended June 30, 2006 to 34% for the three months ended June 30, 2007 and a marginal increase in gross profit as a percentage of revenue from our Indian and AsiaPac IT Services and Products segment from 22% for the three months ended June 30, 2006 to 23% for the three month ended June 30, 2007.
•	Selling and marketing expenses increased by Rs. 725 million, or 36%, from Rs. 2,036 million for the three months ended June 30, 2006 to Rs. 2,761 million for the three months ended June 30, 2007. This was primarily due to an increase in the selling and marketing expenses in our IT Services and Products business by Rs. 270 million, an increase in the selling and marketing expenses in our BPO Services business by Rs. 30 million, an increase in the selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 281 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 63 million and an increase in the selling and marketing expenses in Others (including reconciling items) by Rs. 80 million.

•	General and administrative expenses increased by Rs. 582 million, or 39% from Rs. 1,478 million for the three months ended June 30, 2006 to Rs. 2,060 million for the three months ended June 30, 2007. This was primarily due to an increase in the general and administrative expenses of our IT Services and Products business by Rs. 313 million, an increase in the general and administrative expenses of our BPO Services business by Rs. 54 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 114 million and an increase in general and administrative expenses of Others (including reconciling items) by Rs. 97 million.
•	Foreign exchange losses, net. Foreign exchange losses, net, increased by Rs. 833 million from Rs. 19 million for the three months ended June 30, 2006 to Rs. 852 million for the three months ended June 30, 2007. The increase is primarily due to adverse impact of appreciation of Indian rupees against the US$ by approximately 8%.
•	Other income, net. Other income, net, increased by Rs. 483 million, or 95% from Rs. 508 million for the three months ended June 30, 2006 to Rs. 991 million for the three months ended June 30, 2007. The increase in Other income is primarily due to recording of previously reported unrealized gain during the three months ended June 30, 2007 upon sale of mutual funds and increase in the profit on sale on fixed assets.
•	Income taxes. Income taxes decreased by Rs. 140 million, or 14%, from Rs. 979 million for the three months ended June 30, 2006 to Rs. 839 million for the three months ended June 30, 2007. Our effective tax rate declined from 14% for the three months ended June 30, 2006 to 11% for the three months ended June 30, 2007. The decline is primarily due to a decrease in the proportion of income subject to tax in overseas jurisdictions.
•	Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the three months ended June 30, 2006 and 2007 was Rs. 65 million and Rs. 87 million, respectively. Equity in earnings of affiliates of Rs. 87 million for the three months ended June 30, 2007 consisted of equity in earnings of Wipro GE of Rs. 97 million and equity in loss of WM NetServ of Rs. 10 million. Equity in earnings of affiliates of Rs. 65 million for the three months ended June 30, 2006 consisted of equity in earnings of Wipro GE of Rs. 74 million and equity in loss of WeP Peripherals of Rs. 9 million.
•	Net income. As a result of the foregoing factors, net income increased by 16%, from Rs. 6,142 million for the three months ended June 30, 2006 to Rs. 7,105 million for the three months ended June 30, 2007.
Results of operations for the three months ended June 30, 2005 and 2006
•	Our total revenue increased by Rs. 8,447 million, or 37% from Rs. 22,865 million for the three months ended June 30, 2005 to Rs. 31,312 million for the three months ended June 30, 2006. This was driven primarily by a 44%, 15%, 28%, 25% and 13% increase in revenue from our IT Services and Products, BPO Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.
•	As a percentage of total revenue, gross profit declined marginally by 1% from 33% for the three months ended June 30, 2005 to 32% for the three months ended June 30, 2006. This was primarily due to a decline in gross profit as a percentage of revenue from our IT Services and Products segment from 37% for the three months ended June 30, 2005 to 35% for the three months ended June 30, 2006, a decline in gross profit as a percentage of revenue from our India AsiaPac IT Services and Products segment by 1% from 23% for the three months ended June 30, 2005 to 22% for the three months ended June 30, 2006, a decline in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 2% from 38% for the three months ended June 30, 2005 to 36% for the three months ended June 30, 2006, partially offset by an increase in BPO Services from 19% for the three months ended June 30, 2005 to 29% for the three months ended June 30, 2006.
•	Selling and marketing expenses increased by Rs. 396 million, or 24%, from Rs. 1,640 million for the three months ended June 30, 2005 to Rs. 2,036 million for the three months ended June 30, 2006. This increase was primarily due to an increase in selling and marketing expenses in our IT Services and

Products business by Rs. 236 million, a decrease in BPO Services by Rs. 17 million, an increase in selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 86 million, an increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 46 million, and an increase in selling and marketing expenses in Others including reconciling items by Rs. 45 million.
•	General and administrative expenses increased Rs. 307 million, or 26%, from Rs. 1,171 million for the three months ended June 30, 2005 to Rs. 1,478 million for the three months ended June 30, 2006. This increase was primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 275 million, an increase in BPO Services by Rs. 6 million, an increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 23 million, an increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 6 million, and a decrease in general and administrative expenses of Others including reconciling items by Rs. 3 million.
•	Other income, net. Other income, net, increased from Rs. 214 million for the three months ended June 30, 2005 to Rs. 508 million for the three months ended June 30, 2006. The increase in other income is primarily due to Rs. 116 million of previously unrealized gains recognized during the three months ended June 30, 2006 upon sale of investment securities, increase in the average quantum of investments and increase in the average yield.
•	Income taxes. Income taxes increased by 67% from Rs. 586 million for the three months ended June 30, 2005 to Rs. 979 million for the three months ended June 30, 2006. Our effective tax rate increased from 12% for the three months ended June 30, 2005 to 14% for the three months ended June 30, 2006. The provision for taxes for three months ended June 30, 2005 includes Rs.154 million of write-back of tax provision upon completion of assessment proceedings. Adjusted for the write-back of the effective tax rate which has declined from 15% for the three months ended June 30, 2005 to 14% for the three months ended June 30, 2006. The decline is primarily due to increase in proportion of income subject to tax at lower tax rates.
•	Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the three months ended June 30, 2005 and 2006 was Rs. 56 million and Rs. 65 million respectively. Equity in earnings of affiliates of Rs. 65 million for the three months ended June 30, 2006 comprises equity in earnings of Wipro GE of Rs. 74 million and equity in loss of WeP Peripherals of Rs. 9 million. Equity in earnings of affiliates of Rs. 56 million for the three months ended June 30, 2005 comprises equity in earnings of Wipro GE of Rs. 53 million and equity in earnings of WeP Peripherals of Rs. 3 million.
•	Cumulative effect of change in accounting principle. The income statement for the three months ended June 30, 2006 included a gain of Rs. 39 million being the impact of cumulative effect of the changes in accounting for restricted stock unit cost under SFAS No. 123(R).
•	Net income. As a result of the foregoing factors, net income increased by 44% from Rs. 4,268 million for the three months ended June 30, 2005 to Rs. 6,142 million for the three months ended June 30, 2006.
Segment Analysis
Global IT Services and Products.
     Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan and BPO Services to clients in North America, Europe, Australia and other markets. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, testing services and research and development services in the areas of hardware and software design. Our services offerings in BPO Services include customer interaction services, finance and accounting services and process improvement services for repetitive processes.
     Operating segments with similar economic characteristics and which comply with segment aggregation criteria specified in US GAAP have been combined to form our reportable segments. Consequently, IT Services and Products and BPO Services qualify as reportable segments under Global IT Services and Products.

     Our Global IT Services and Products segment accounted for 72% of our revenue and 91% of our operating income for the three months ended June 30, 2007. Of these percentages, our IT Services and Products segment accounted for 66% of our revenue and 83% of our operating income for the three months ended June 30, 2007 and our BPO Services segment accounted for 6% of our revenue and 8% of our operating income for the three months ended June 30, 2007.
Global IT Services and Products

	Three months ended June 30,
	2006		2007
Revenue	Rs.	24,476	Rs.	29,413
Gross profit		8,365		9,473
Selling and marketing expenses		(1,209)		(1,509)
General and administrative expenses		(1,152)		(1,519)
Research and development expenses		(57)		(173)
Amortization of intangibles		(37)		(68)
Others, net		2		23
Operating income		5,912		6,227
Revenue growth rate over prior period		42%		20%
Gross margin		34%		32%
Operating margin		24%		21%
     Revenue from our Global IT Services and Products segment consists of revenue from our IT Services and Products and BPO Services business operating segments.
IT Services and Products

	Three months ended June 30,
	2006		2007
Revenue	Rs.	22,375	Rs.	26,900
Gross profit		7,758		8,612
Selling and marketing expenses		(1,203)		(1,473)
General and administrative expenses		(951)		(1,264)
Research and development expenses		(57)		(173)
Amortization of intangibles		(37)		(68)
Others, net		2		23
Operating income		5,512		5,657
Revenue growth rate over prior period		45%		20%
Gross margin		35%		32%
Operating margin		25%		21%
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 22,414 million and Rs. 27,460 million for the three months ended June 30, 2006 and 2007 respectively.
     The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of June 30, 2007, approximately 73% of our professionals engaged in providing IT services were located in India. For the three months ended June 30, 2007, 45% of the revenues of our IT services were generated from work performed at our facilities in India.

BPO Services

	Three months ended June 30,
	2006		2007
	(in millions)
Revenue	Rs.	2,101	Rs.	2,513
Gross profit		608		861
Selling and marketing expenses		(6)		(36)
General and administrative expenses		(201)		(255)
Operating income		399		570
Revenue growth rate over prior period		15%		20%
Gross margin		29%		34%
Operating margin		19%		23%
     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 2,099 million and Rs. 2,570 million for the three months ended June 30, 2006 and 2007 respectively.
Results of operations for the three months ended June 30, 2007 and 2006
•	Global IT Services and Products revenue increased by 23% from Rs. 24,513 million for the three months ended June 30, 2006 to Rs. 30,030 million for the three months ended June 30, 2007. In US$terms revenues of Global IT Services and Products increased by 35%, however due to adverse impact of appreciation of Indian rupee against the US$, the overall revenue increased only by 23%.The increase was primarily due to a 23% increase in revenue from IT Services and Products and a 22% increase in revenue from BPO Services. The increase in revenue from IT Services and Products business segment comprises a 42% increase in revenue from enterprise services and a 22% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services and retail sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided to customers in the telecom sector and from the design and development of embedded software solutions for customers in the consumer electronics sector. Revenue from BPO Services increased primarily due to an increase in the scope and volume of services provided to existing clients. The growth was primarily driven by increased revenue from services provided to customers in the telecom and healthcare sectors.

In our Global IT Services and Products business, we added 39 new clients during the three months ended June 30, 2007. The total number of clients that individually accounted for over $1 million of annualized revenue increased from 233 as of June 30, 2006 to 281 as of June 30, 2007.
•	Our gross profit as a percentage of revenue of our Global IT Services and Products declined marginally from 34% for the three months ended June 30, 2006 to 32% for the three months ended June 30, 2007. Gross profit as a percentage of revenue from our IT Services and Products declined from 35% for the three months ended June 30, 2006 to 32% for the three months ended June 30, 2007. The decline in gross profit as a percentage of revenue in IT Services and Products was primarily due adverse impact of appreciation of Indian rupee against US$, an increase in compensation costs for offshore and onsite employees, as a part of our compensation review in September 2006, November 2006 and January 2007, compensation costs arising from the grant of additional stock options and changes in the onsite-offshore mix during the quarter as compared to the same period last year.

This decline was offset by the increase in gross profit as a percentage of revenue in our BPO Services by 5% from 29% for the three months ended June 30, 2006 to 34% for the three month ended June 30, 2007. The increase in gross profit percentage as a percentage of revenue was primarily due to the increase in the billing rates, rationalization of low-margin projects and the result of our cost containment initiatives offsetting the adverse impact of appreciation of Indian rupee against the US$.

•	Selling and marketing expenses for our Global IT Services and Products business increased by 25%, from Rs. 1,209 million for the three months ended June 30, 2006 to Rs. 1,509 million for the three months ended June 30, 2007. The increase in selling and marketing expenses in our IT Services and Products business was primarily due to an increase in the number of sales and marketing personnel from 257 as of June 30, 2006 to 376 as of June 30, 2007, an increase in the compensation costs incurred after our compensation review in January 2007 and the impact of additional stock options granted.
•	General and administrative expenses for our Global IT Services and Products business increased by 32% from Rs. 1,152 million for the three months ended June 30, 2006 to Rs. 1,519 million for the three months ended June 30, 2007. The increase of Rs. 367 million in general and administrative expenses was primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 313 million and an increase in general and administrative expenses of our BPO Services business by Rs. 54 million. The increase of Rs. 313 million in the general and administrative expenses in our IT Services and Products business was primarily due to an increase in compensation costs due to our compensation review in September and November 2006 and additional stock options granted during the period, an increase in the number of support staff and an increase in the volume of operations during the three months ended June 30, 2007. The increase of Rs. 54 million in the general and administrative expenses in our BPO Services business was primarily due to increase in the support staff and increase in compensation costs due to our compensation review.
•	As a result of the foregoing factors, our operating income increased by 5% from Rs. 5,912 million for the three months ended June 30, 2006 to Rs. 6,227 million for the three months ended June 30, 2007. Operating income of our IT Services and Products business increased by 3%, from Rs. 5,512 million for the three months ended June 30, 2006 to Rs. 5,657 million for the three months ended June 30, 2007. Operating income of our BPO Services business increased by 43%, from Rs. 399 million for the three months ended June 30, 2006 to Rs. 570 million for the three months ended June 30, 2007.
Results of operations for the three months ended June 30, 2005 and 2006
•	Global IT Services and Products revenue increased by 41% from Rs. 17,430 million for the three months ended June 30, 2005 to Rs. 24,513 million for the three months ended June 30, 2006. IT Services and Products revenue increased by 44% from Rs. 15,602 million for the three months ended June 30, 2005 to Rs. 22,413 million for the three months ended June 30, 2006. This increase was attributable primarily to two factors. First, we integrated the acquisitions of mPower, New Logic, cMango, and Enabler. Second, the increase in revenue from this business segment consists of a 38% increase in revenue from enterprise services and a 40% increase in revenue from technology services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services, energy and utilities and healthcare and other sectors. The increase in revenue from technology services was primarily driven by increased revenue from the design and development of embedded software solutions for customers in the consumer electronics sector.

BPO Services revenue increased by 15% from Rs. 1,828 million for the three months ended June 30, 2005 to Rs. 2,099 million for the three months ended June 30, 2006. This increase in revenue from our BPO Services business segment was primarily due to the favorable impact of depreciation of Indian rupee against the US$ and increase in the scope and volume of services provided to existing clients.

In our Global IT Services and Products business, we added 60 new clients during the three months ended June 30, 2006. The total number of clients that individually accounted for over $1 million of annualized revenue increased from 177 as of June 30, 2005 to 233 as of June 30, 2006.

•	The gross profit as a percentage of revenues of our Global IT Services and Products has decreased by 1% from 35% of revenue for the three months ended June 30, 2005 to 34% of revenue for the three months ended June 30, 2006 primarily due to:

The gross profits as a percentage of revenues of our IT Services and Products segment declined by 2% from 37% for the three months ended June 30, 2005 to 35% for the three months ended June 30, 2006. The acquisitions have reported losses during the quarter ended June 30, 2006. Excluding acquisitions, gross profits from our IT Services and Products segment declined primarily due to an increase in the number of external consultants used for project execution and lower utilization of our IT professionals during the quarter as compared to the same period last year. The gross profits as a percentage of revenues of our BPO Services segment improved by 10% from 19% for the three months ended June 30, 2005 to 29% for the three months ended June 30, 2006. The increase was primarily due to the favorable impact of depreciation of the Indian rupee against the U.S. dollar, rationalization of low margin projects and results of cost containment initiatives.

•	Selling and marketing expenses for our Global IT Services and Products business segment increased by 22% from Rs. 989 million for the three months ended June 30, 2005 to Rs. 1,209 million for the three months ended June 30, 2006. This was primarily due to a 24% increase in the selling and marketing expenses in our IT Services and Products business from Rs. 966 million for the three months ended June 30, 2005 to Rs. 1,202 million for the three months ended June 30, 2006, partially offset by a decline of 75% in the selling and marketing expenses in BPO Services, from Rs. 24 million for the three months ended June 30, 2005 to Rs. 6 million for the three months ended June 30, 2006. The increase of Rs. 236 million in selling and marketing expenses in our IT Services and Products business was primarily due to specific marketing initiatives undertaken during the three months ended June 30, 2006, an increase in the number of our sales and marketing personnel from 205 as of June 30, 2005 to 257 as of June 30, 2006, and an increase in the compensation costs as part of our compensation review in January 2006. The decline of Rs. 18 million in the selling and marketing expenses in our BPO Services business was primarily due to a rationalization of the sales force and reduction in number of marketing personnel.

•	General and administrative expenses for our Global IT Services and Products business segment increased by 32% from Rs. 871 million for the three months ended June 30, 2005 to Rs. 1,152 million for the three months ended June 30, 2006. The increase of Rs. 281 million in general and administrative expenses is primarily due to an increase in general and administrative expenses of our IT Services and Products business by Rs. 275 million and an increase in general and administrative expenses of our BPO Services business by Rs. 6 million. The increase of Rs. 275 million in the general and administrative expenses in our IT Services and Products business was primarily due to an increase in the number of employees, increase in compensation costs as part of compensation review from November 2005 at offshore and January 2006 at onsite and an increase in recruitment expenditure due to increase in the number of hires. The increase of Rs. 6 million in the general and administrative expenses in our BPO Services business is primarily due to an increase in compensation costs as part of our compensation review effective October 2005, higher occupancy costs and an increase in expenditure on recruiting employees.

•	As a result of the foregoing factors, operating income increased by 42% from Rs. 4,585 million for the three months ended June 30, 2005 to Rs. 6,509 million for the three months ended June 30, 2006. Operating income of our IT Services and Products business increased by 40% from Rs. 3,934 million for the three months ended June 30, 2005 to Rs. 5,512 million for the three months ended June 30, 2006. Operating income of our BPO Services increased from Rs. 134 million for the three months ended June 30, 2005 to Rs. 399 million for the three months ended June 30, 2006.

India and AsiaPac IT Services and Products.
     Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, the AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 15% of our revenue and 7% of our operating income for the three months ended June 30, 2007.

	Three months ended June 30,
	2006		2007
	(in millions)
Revenue
Services	Rs.	1,608	Rs.	2,486
Products		2,766		4,113
Total		4,374		6,599
Gross profit
Services		717		972
Products		277		547
Total		994		1,519
Selling and marketing expenses		(393)		(674)
General and administrative expenses		(247)		(360)
Amortization of intangibles		(3)		(13)
Others, net		2		27
Operating income		353		499
Revenue growth rate over prior period		29%		51%
Gross margin		22%		23%
Operating margin		8%		8%
In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income was Rs. 4,356 million and Rs. 6,574 million for the three months ended June 30, 2006 and 2007, respectively.
Results of operations for the three months ended June 30, 2007 and 2006
•	India and AsiaPac IT Services and Products revenue increased by 51%, from Rs. 4,374 million for the three months ended June 30, 2006 to Rs. 6,599 million for the three months ended June 30, 2007. Revenue from the products component of our India and AsiaPac IT Services and Products business increased by 49%, from Rs. 2,766 million for the three months ended June 30, 2006 to Rs. 4,113 million for the three months ended June 30, 2007. The increase in revenue from our Product business was contributed by increase in the volume of traded and manufactured products.

Revenue from the services component of our India and AsiaPac IT Services and Products business grew by 55%, from Rs. 1,608 million in the three months ended June, 2006 to Rs. 2,486 million for the three months ended June 30, 2007. The increase was primarily due to an increase in revenue from consulting services, total outsourcing and system integration services, and growth in our core business of hardware and software support and maintenance services.

•	Our gross profit as a percentage of India and AsiaPac IT Services and Products increased marginally from 22% for the three months ended June 30, 2006 to 23% for the three months ended June 30, 2007. The gross margin for Products has increased from 10% for the three months ended June 30, 2006 to 13% for the three month ended June 30, 2007. This increase was offset by a decline in the gross margin for services from 45% for the three month ended June 30, 2006 to 39% for the three month ended June 30, 2007. The decline in gross margin is primarily attributable to the increase in compensation costs, as part of our compensation review in October 2006.

•	Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 71%, from Rs. 393 million for the three months ended June 30, 2006 to Rs. 674 million for the three months ended June 30, 2007. This was primarily due to an increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment, an increase in compensation costs incurred after our compensation review in October 2006.

•	General and administrative expenses for our India and AsiaPac IT Services and Products business increased by 46 % from Rs. 247 million for the three months ended June 30, 2006 to Rs. 360 million for the three months ended June 30, 2007. The increase of Rs. 113 million was primarily due to an increase in the compensation costs, an increase in the support staff and an increase in the traveling and recruitment expenses. This is consistent with the increase in our volume of operations during the three month ended June 30, 2007.

•	As a result of the above, operating income of our India and AsiaPac IT Services and Products increased by 41%, from Rs. 353 million for the three months ended June 30, 2006 to Rs. 499 million for the three months ended June 30, 2007.
Results of operations for the three months ended June 30, 2005 and 2006
•	India and AsiaPac IT Services and Products revenue increased by 29% from Rs. 3,412 million for the three months ended June 30, 2005 to Rs. 4,356 million for the three months ended June 30, 2006. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 38% from Rs. 1,990 million for the three months ended June 30, 2005 to Rs. 2,748 million for the three months ended June 30, 2006. The increase is attributable to an increase in revenue from traded products by 30% and in manufactured products by 64%. Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 13% from Rs. 1,423 million in the three months ended June 30, 2005 to Rs. 1,608 million for the three months ended June 30, 2006. The increase was primarily due to an increase in revenue from service lines like consulting services and system integration services and growth in our core service business of hardware and software support and maintenance services.
•	Our gross profit as a percentage of revenue from our India AsiaPac IT Services and Products segment declined by 1% from 23% for the three months ended June 30, 2005 to 22% for the three months ended June 30, 2006. The gross profits as a percentage of revenues of our services segment of our India and AsiaPac IT Services and Products increased by 5% from 40% for the three months ended June 30, 2005 to 45% for the three months ended June 30, 2006. The increase was primarily due to higher utilization of our IT professionals. Also, the investments in building delivery capabilities in new service lines during the preceding period have started yielding results. This increase was offset by an decline in the gross profits as a percentage of revenues of our products segment of our India and AsiaPac IT Services and Products by 2% from 12% for the three months ended June 30, 2005 to 10% for the three months ended June 30, 2006. The decline was primarily due to a fall in price realizations and decrease in proportion of revenues from products with higher gross profits.
•	Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 28% from Rs. 307 million for the three months ended June 30, 2005 to Rs. 393 million for the three months ended June 30, 2006. This is primarily due to three factors: first, an increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment and an increase in compensation costs as part of compensation review in November 2005; second, an increase in shipping and handling costs due to an increase in the proportion of deliveries to Indian customers from our overseas operations and third, an increase in advertisement expenses due to brand promotion activities.
•	General and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 10% from Rs. 223 million for the three months ended June 30, 2005 to Rs. 246 million for the three months ended June 30, 2006. This was primarily due to an increase in compensation costs as part of compensation review in November 2005.
•	Operating income of our India and AsiaPac IT Services and Products increased by 37% from Rs. 257 million for the three months ended June 30, 2005 to Rs. 353 million for the three months ended June 30, 2006.

Consumer Care and Lighting.
     We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. Our Consumer Care and Lighting segment accounted for 5% of our revenue and 4% of our operating income for the three months ended June 30, 2007.

	Three months ended June 30,
	2006		2007
	(in millions)
Revenue	Rs.	1,651	Rs.	2,221
Gross profit		595		749
Selling and marketing expenses		(330)		(393)
General and administrative expenses		(29)		(35)
Amortization of intangibles		(13)		(19)
Others, net		8		3
Operating income		231		305
Revenue growth rate over prior period		25%		35%
Gross margin		36%		34%
Operating margin		14%		14%
Results of operations for the three months ended June 30, 2007 and 2006
•	Consumer Care and Lighting revenue increased by 35%, from Rs. 1,651 million for the three months ended June 30, 2006 to Rs. 2,221 million for the three months ended June 30, 2007. The increase in revenue is attributable to an increase in the volume of our soap, lighting and furniture products, increase in the prices of certain products and the integration of sales from our acquisition of Northwest.

•	As a percentage of Consumer Care and Lighting revenue, gross profit declined from 36% of revenue for the three months ended June 30, 2006 to 34% of revenue for the three months ended June 30, 2007. This was primarily due to an increase in the proportion of revenue from furniture and lighting products, which typically have lower gross margins as compared to soap products.

•	Selling and marketing expenses for Consumer Care and Lighting increased by 19%, from Rs. 330 million for the three months ended June 30, 2006 to Rs. 393 million for the three months ended June 30, 2007. This was primarily due to an increase in sales promotion expenses for building brands and expanding market share in select geographies in this business.

•	As a result of the above, operating income of our Consumer Care and Lighting increased by 32%, from Rs. 231 million for the three months ended June 30, 2006 to Rs. 305 million for the three months ended June 30, 2007.
Results of operations for the three months ended June 30, 2005 and 2006
•	Consumer Care and Lighting revenue increased by 25% from Rs. 1,322 million for the three months ended June 30, 2005 to Rs. 1,651 million for the three months ended June 30, 2006. This was primarily due to an expansion of market presence in select geographies and an increase in revenue from new product lines introduced in earlier years.
•	As a percentage of Consumer Care and Lighting revenue, gross profit decreased by 2% from 38% for the three months ended June 30, 2005 to 36% for the three months ended June 30, 2006. This was due to a decrease in the proportion of revenues from soap products which typically have higher margins than lighting products.

•	Selling and marketing expenses for our Consumer Care and Lighting business increased by 16% from Rs. 284 million for the three months ended June 30, 2005 to Rs. 330 million for the three months ended June 30, 2006. This was primarily due an increase in sales promotion expenses for building brands and expanding market share in select geographies in this business segment and increase in sales personnel and an increase in compensation costs.
•	Operating income of our Consumer Care and Lighting increased by 24% from Rs. 186 million for the three months ended June 30, 2005 to Rs. 231 million for the three months ended June 30, 2006.
Others, including reconciling items
Results of operations for the three months ended June 30, 2007 and 2006
•	Revenue from Others increased from Rs. 793 million for the three months ended June 30, 2006 to Rs. 3,014 million for the three months ended June 30, 2007. This was primarily due to integration of the revenues arising from our acquisition of Hydrauto Group and an increase in revenue from the sale of hydraulic cylinders and tipping gear systems.
•	As a percentage of Others revenue, gross profit declined from 20% of revenue for the three months ended June 30, 2006 to 14% of revenue for the three months ended June 30, 2007. This was primarily due to integration of our acquisition of Hydrauto Group, which reported a gross profit of 13% during the three months ended June 30, 2007.
•	Selling and marketing expenses for Others (including reconciling items) increased by 73%, from Rs. 105 million for the three months ended June 30, 2006 to Rs. 184 million for the three months ended June 30, 2007. This increase is attributable to an increase in the use of premium distribution channels for deliveries and due to integration of Hydrauto Group.
•	General and administrative expenses for Others (including reconciling items) increased by 97 million from Rs. 50 million for the three months ended June 30, 2006 to Rs. 147 million for the three months ended June 30, 2007.
•	Foreign exchange losses, net, increased by Rs. 833 million from Rs. 19 million for the three months ended June 30, 2006 to Rs. 852 million for the three months ended June 30, 2007. The increase is primarily due to adverse impact of appreciation of Indian rupees against the US$ by approximately 8%.
•	As a result of the above and the foreign currency translation impact of overseas investments, operating income of Others, including reconciling items, decreased from Rs. 14 million for the three months ended June 30, 2006 to Rs. (167) million for the three months ended June 30, 2007.
Results of operations for the three months ended June 30, 2005 and 2006
•	Revenue from Others increased by 13% from Rs. 701 million for the three months ended June 30, 2005 to Rs. 793 million for the three months ended June 30, 2006. This was primarily due to a 37% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Wipro Infrastructure Engineering business partially offset by a 50 % decrease in revenues of our Biomed business.
•	Selling and marketing expenses for Others, including reconciling items, have increased by 75% from Rs. 60 million for the three months ended June 30, 2005 to Rs. 105 million for the three months ended June 30, 2006.
•	General and administrative expenses for Others, including reconciling items, have decreased by 6% from Rs. 53 million for the three months ended June 30, 2005 to Rs. 50 million for the three months ended June 30, 2006.
•	Operating income of Others, including reconciling items, declined by Rs. 60 million from Rs. 74 million for the three months ended June 30, 2005 to Rs. 14 million for the three months ended June 30, 2006.

Stock Compensation
     Effective April 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment, (SFAS No. 123 (R)), which requires the measurement of compensation expense for all stock-based payment awards based on the grant-date fair value of those awards and recognition on straight line basis over the requisite service period. The Company includes a forfeitures estimate in the amount of compensation expense being recognized. Previously, we used the intrinsic value based method, permitted by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock issued to Employees, to account for our employee stock-based compensation plans and had adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.
     We have adopted SFAS No. 123(R) using the modified prospective application method. Under this approach we have recognized compensation expense for share-based payment awards granted prior to, but not yet vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123. Pursuant to adoption of SFAS No. 123(R), we have recognized additional compensation expense of Rs. 41 million for the three months ended June 30, 2007.
     We have recognized stock compensation cost of Rs. 199 million and Rs. 312 million for the three months ended June 30, 2006 and 2007, respectively. The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
     The allocation is as follows:

	Three months ended June 30,
	2006		2007
	(in millions)
Cost of revenue	Rs.	166	Rs.	244
Selling and marketing expenses		20		39
General and administrative expenses		13		29

	Rs.	199	Rs.	312

Amortization of Intangible Assets
     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 79 million and Rs. 126 million for the three months ended June 30, 2006 and 2007, respectively.
Foreign Exchange Gains, net
     Our foreign exchange gains, net, consist of:
•	exchange differences arising from the translation or settlement of transactions in foreign currency; and

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity.
Other Income, net
     Our other income includes interest income on short-term investments, net of interest expense on short-term debt, dividend income, realized gains/losses on the sale of investment securities and gains/losses on the sale of property, plant and equipment and interest on taxes.

Equity in Earnings/Losses of Affiliates
     Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.
     WeP Peripherals (WeP). We held a 36.9% interest as of March 31, 2006 in WeP Peripherals. In December 2006, we sold a portion of our interest in WeP Peripherals subsequent to which, our ownership interest in WeP Peripherals was reduced to 15% and we do not have the ability to exercise significant influence over the operating and financial policies of WeP Peripherals. Accordingly, we now account for our investment under the cost method.
     W M Netserv. We record our 80.1% ownership interest in WM Netserv by the equity method as the minority shareholder in the investee has substantive participative rights as specified in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Right.
Income Taxes
     Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” and “Special Economic Zones” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. We are currently also eligible for exemptions from other taxes, including customs duties. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact tax laws in the future, which could further impair our other tax incentives.
     In the Finance Act, 2005, the Government of India introduced a separate tax holiday scheme for units set up under designated special economic zones engaged in manufacture of articles or in provision of services. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. We are taking necessary actions to avail tax benefits under this tax holiday scheme.
     We received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002 and 2003 aggregating to Rs. 8,100 (including interest of Rs. 750). The tax demand was primarily on account of denial of deduction claimed by us under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. We appealed against these demands. In March 2006, the first appellate authority vacated the tax demands for the years ended March 31, 2001, 2002 and 2003. The income tax authorities have filed an appeal for the year ended March 31, 2001, 2002 and 2003.
     In December 2006, we received an additional tax demand of Rs. 3,027 (including interest of Rs. 753) for the financial year ended March 31, 2004 on similar grounds as earlier years. We filed an appeal against this demand.

     Considering the facts and nature of disallowances and, the order of the appellate authority upholding our deduction claims for our earlier fiscal years, our management believes that the final outcome of the dispute should be resolved in our favor and there should not be any material impact on our financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand.
     Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
     Pursuant to the changes in the Indian Income Tax Laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under sections 10A and 10B; consequently, we have calculated our tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set off against future tax liabilities computed under normal tax provisions.
     The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Fringe Benefits Tax and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. In our income statement, the FBT is allocated as cost of revenues, selling and marketing expenses and general and administrative expenses on the basis of its nature.
     A recent amendment to the Indian tax regulations requires us to pay a tax titled the Fringe Benefit Tax (FBT) on employee tock options. The FBT is computed based on the fair market value of the underlying share on the date of vesting of an option as reduced by the amount actually paid by the employee for the exercise of the options. Our obligation to pay FBT arises only upon the exercise of the options and will be recorded at the time of the exercise. The FBT paid during the three months ended June 30, 2007 is not material.
     Effective April 1, 2007, we adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes – An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48). The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007.
Liquidity and Capital Resources
     As of June 30, 2007, we had cash and cash equivalents of Rs. 18,020 million, investments in liquid and short-term mutual funds of Rs. 25,630 million and an unused line of credit of approximately Rs. 8,145 million. To utilize the line of credit we need to comply with certain financial covenants. As of June 30, 2007, we were in compliance with such financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank loans.
     Cash provided by operating activities for the three months ended June 30, 2007 was Rs. 3,718 million, as compared to Rs. 6,314 million in the three months ended June 30, 2006. This decrease of Rs. 2,596 million was primarily due to Rs. 2,384 million increase in our operating assets and a Rs, 1,695 million decrease in operating liabilities. This was offset by an increase in our net income and depreciation and amortization.
     During the quarter ended June 30, 2007 the operating assets increased by Rs.2,384 from March 31, 2007 primarily due to increase in the volume of operations, increase in the inventory turns and receivable days of India and AsiaPac IT Services and Products and others. Operating liabilities decreased primarily due to payments to creditors of India and AsiaPac IT Services and Products during the credit period to optimize on rupee appreciation and funding of certain defined benefit plans.

     Cash provided by/(used in) investing activities for the three months ended June 30, 2007 was Rs. 4,402 million as compared to Rs. (12,438) million for the three months ended June 30, 2006. Net proceeds received from sale/maturity of investments were utilized primarily for the purchase of plant, property, which is consistent with the increased volume of operations. The remaining amounts were invested in liquid and short-term mutual funds.
     Cash provided by/(used in) financing activities for the three months ended June 30, 2007 was Rs. 2,497 million as compared to Rs. (1,607) million for the three months ended June 30, 2006. During the three months ended June 30, 2007, we repaid Rs. 2,330 million of borrowings.
     As of June 30, 2007, we had contractual commitments of Rs. 9,705 million related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are driven by our business requirements.
     We currently intend to finance our operations, planned construction, expansion, acquisitions and earn-out payment for consummated acquisition through our cash and cash equivalents and investments in liquid and short term mutual funds as of June 30, 2007.
     In the normal course of business, we transfer accounts receivables and employee advances (financial assets) to banks. These transfers can be with or without recourse.
     Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.
     Off-Balance Sheet Arrangements
     We have not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”
     Contractual Obligations
     The table of future payments due under contractual commitments as of June 30, 2007, aggregated by type of contractual obligation, is given below:
In Rs. million

	Total	Payments due in year ending June 30,
	contractual
	payment				2012 and
		2008	2008-10	2010-12	beyond
Long-term debt	722	436	286	—	—
Non-cancelable operating lease obligation	2,473	381	672	522	898
Capital Commitments	4,257	4,257	—	—	—
Purchase obligations	2,975	2,975	—	—	—
Other long-term liabilities (1)	314	114	200	—	—
     Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty was included as a purchase obligation.

(1)   In accordance with SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the total accrued benefit liability for defined benefit and contribution plans recognized as of June 30, 2007, was Rs. 176 million.

Other liabilities include amount of Rs. 1,496 towards uncertain tax positions. For such amount, the extent of the amount and timing of payment/cash settlement is not reliably estimable or determinable, at present.
Trend Information
     Global IT Services and Products. We believe that the increasing acceptance of outsourcing and offshoring as an economic necessity has contributed to continued growth in our revenue. However, the increased competition among IT companies, commoditization of services and high volume transactions in IT services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, innovate service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
     Gross profit as a percentage of revenues in Global IT Services and Products declined from 34% for the three months ended June 30, 2006 to 32% for the three months ended June 30, 2007. We anticipate difficulty in further improving our gross profits due to:
•	Our limited ability to increase prices;

•	Increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations; and

•	The impact of the high percentage on fixed costs, high attrition rates and high composition of voiced based services in our revenues from BPO services.

•	Dilutive impact of acquisitions during the initial periods following acquisition.
     We expect these trends to continue for the foreseeable future. In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.
     To remain competitive, we believe that we need to innovate, identify and position ourselves in emerging technology areas and increase our understanding of industries and businesses and impact of IT on such business.
     Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:
•	The effect of seasonal hiring which occurs in the quarter ended June 30;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.
     India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, Lenovo and HP have identified India as a key focus area. The gross margins in India and AsiaPac IT Services and Products increased marginally from 22% for the three months ended June 30, 2006 to 23% for the three months ended June 30, 2007.

     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.
     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.
Critical accounting policies
     Critical accounting policies are defined as those that in our view are most important to the portrayal of our financial condition and results and that place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.
Revenue Recognition
We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.
Product Revenue
     Product revenue is recognized when there is persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped and title and risk of loss has been transferred.
     We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.
Service Revenue
     Service revenue is recognized when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts that involve significant production, modification or customization of the software is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2, Software Revenue Recognition. Fixed-price, fixed-timeframe contracts, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms” as laid out in paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1. In these fixed-price, fixed-timeframe contracts revenue is recognized using the percentage-of-completion method.
     We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors we review to estimate the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss.

     We evaluate change orders to determine whether such change orders are normal element and form part of the original scope of the contract. If the change orders are part of the original scope of the contract, no changes are made to the contract price. For other change orders, contract revenue and costs are adjusted only after the approval of the changes to the scope and price by us and the client. Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained are not included in contract costs before the receipt of the contract. However, such costs are deferred only if the cost can be directly associated with specific anticipated contract and the recoverability from that contract is deemed to be probable.
     Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.
     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.
Revenue Arrangements with Multiple Deliverables
     Based on the guidance in EITF Issue No. 00-21, we recognize revenues on the delivered products or services only if:
•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.
     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.
     Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of returns and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.
Accounting Estimates
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectibility of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.
     Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.

     In accounting for amortization of stock compensation we estimate stock options forfeitures. Any revisions in our estimates could impact our results of operations and our financial position.
     We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or market value.
Accounting for Income taxes
     As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.
     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries, since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.
     We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax.
     We account for uncertainty in income taxes in the financial statements in accordance with Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48). The accounting and disclosure of tax positions taken or expected to be taken on a tax return are based on the recognition threshold and measurement attribute as prescribed by FIN 48. We recognize penalties and interest related to unrecognized tax benefits as a component of other income, net.
Business Combinations, Goodwill and Intangible Assets
     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. Under the income approach, we calculate the fair value of a reporting unit based on measurement techniques such as discounted cash flow analyses. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.

     To assist in the process of determining goodwill impairment, we obtain appraisals from independent valuation firms. In addition we perform internal valuation analyses and consider other market information that is publicly available. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units, are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.
Derivatives and Hedge Accounting, and Exchange Rate Risk
     Although our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We enter into forward foreign exchange contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivables and forecasted cash flows denominated in certain foreign currencies. The derivatives also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur. We also designate zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the cash inflows are realized at the spot rate, otherwise the cash inflows are realized at the upper or lower strike price.
     We designate the derivatives in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. With respect to derivatives acquired pursuant to the roll-over hedging strategy, the changes in the fair value of discount or forward premium points are recognized in consolidated statements of income of each period. We do not apply the short-cut method to determine hedge effectiveness.
     Gains and losses upon roll-over of derivatives acquired pursuant to the roll-over hedging strategy are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income.
     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period.
     Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating derivates as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.
     We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

     As of June 30, 2007, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
Item 3. Quantitative and Qualitative Disclosure about Market Risk.
General
     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.
     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.
Risk Management Procedures
     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.
Components of Market Risk
     Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.
     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations.
     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. As of June 30, 2006, we had forward contracts to sell amounting to $601 million and £38 million and Euro 6 million. As of June 30, 2007, we had forward contracts to sell amounting to $441 million, £80 million and Euro 18 million. As of June 30, 2007, we had forward contracts to buy amounting to $40 million. As of June 30, 2007, we had options to sell amounting to $122 million.
     In connection with cash flow hedges, we recorded a net loss of Rs. 213 million and a net gain of Rs. 350 million of as a component of accumulated and other comprehensive income within stockholders’ equity as at June 30, 2006 and June 30, 2007 respectively.
     Sensitivity analysis of exchange rate risk
     As at June 30, 2007, a Rupee 1 appreciation/depreciation in the spot rate for exchange of Indian Rupee with U.S. dollar/Euro/Pound Sterling would result in approximately Rs. 499 million decrease/increase in the fair value of our forward contracts.
     Interest rate risk. Our interest rate risk primarily arises from our investment securities. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk.

     Fair value. The fair value of our market rate risk sensitive instruments, other than forward contracts and option contracts, closely approximates their carrying value.
Item 4. Controls and Procedures.
Evaluation of disclosure controls and procedures.
     Based on their evaluation as of June 30, 2007, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
Change in internal controls.
     During the period covered by this Quarterly Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
PART II – OTHER INFORMATION
Item 1. Legal Proceedings.
     Income Taxes. The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002 and 2003 aggregating to Rs. 8,100 (including interest of Rs. 750). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. The first appellate authority has vacated the tax demands for the years ended March 31, 2001, 2002 and 2003. The income tax authorities have filed an appeal for the year ended March 31, 2001, 2002 and 2003.
     In December 2006, the Company received an additional tax demand of Rs. 3,027 (including interest of Rs. 753) for the financial year ended March 31, 2004 on similar grounds as earlier years. The Company has filed an appeal against this demand.
     Considering the facts and nature of disallowances, the order of the appellate authority upholding our deduction claims for our earlier fiscal years, we believe that the final outcome of the disputes should be resolved in our favour and the likelihood of any adverse outcome is remote.
Item 1A. Risk Factors.
     This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007, which Risk Factors and Information are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 have not materially changed other than as set forth below:
     Appreciation of Indian Rupee against U.S. dollar could negatively impact our revenue and operating results
     During the three months ended June 30, 2007 the Indian rupee appreciated by approximately 8% against the US$. Approximately 48% of our revenues are earned in U.S. dollars while a significant portion of our costs are in Indian rupees. Sustained appreciation of the rupee against the U.S. dollar can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
     None
Item 3. Defaults Upon Senior Securities.
     None
Item 4. Submission of Matters to a Vote of Security Holders.
     None
Item 5. Other Information
     None
Item 6. Exhibits.

Exhibit
Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended June 30, 2007.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32.	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: August 6, 2007	WIPRO LIMITED
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer and Executive Vice President, Finance

Exhibit Index

Exhibit
Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.

*3.2	Memorandum of Association of Wipro Limited, as amended.

*3.3	Certificate of Incorporation of Wipro Limited, as amended.

*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

*4.2	Wipro’s specimen certificate for equity shares.

19.1	Wipro Quarterly report to the shareholders for the quarter ended June 30, 2007.

31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

32.	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.